PRIMERO EXTENDS REVOLVING CREDIT FACILITY TO JANUARY 11, 2018
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, December 22, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced that the Company has agreed with its lenders to an extension of its revolving credit facility (“RCF”) and guarantee provided by Wheaton Precious Metals Corp., previously maturing on December 22, 2017. The maturity of the RCF has been extended to January 11, 2018, providing the Company with the ability to continue negotiations surrounding its previously announced strategic review process and the possible divestiture of its San Dimas mine in Mexico. There can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico.

Primero’s website is www.primeromining.com.

For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable United States and Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include statements regarding the expected extension of the Company’s revolving credit facility, the Company’s ability to continue negotiations surrounding its previously announced strategic review process and the possible divestiture of its San Dimas mine. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that negotiations will continue regarding the Company’s strategic review process, or that negotiations will result in any resolution acceptable to all Primero stakeholders.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the exchange rate between the Canadian dollar and the United States dollar may change; the Company may not be able draw down, re-finance or extend its line of credit facility; the documentation to extend the credit facility may not be timely completed; negotiations in connection with the strategic process may be interrupted or may break down and may not result in a resolution that is acceptable to all Primero stakeholders. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.